

April 20, 2012

Via E-mail
Enrique Cueto Plaza
Chief Executive Officer
LAN Airlines S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

> **Re: LAN Airlines S.A.**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed April 18, 2012**
> **File No. 333-177984**

Dear Mr. Cueto:

We have reviewed your responses to the comments in our letter dated April 13, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Summary, page 26

Accounting Treatment, page 40

1. Please revise here and elsewhere similarly disclosed (for example, pages 49, 115, 120 and 228), to disclose the basis upon which LAN is considered to be the acquirer of TAM for accounting purposes, that is, describe how LAN controls TAM.

You may contact Patrick Kuhn at (202) 551-3308 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
Duncan McCurrach, Esq.